

Mail Stop 3030

March 31, 2009

<u>Via U.S. Mail</u>

Mr. David Singh
Chief Financial Officer
Vasomedical, Inc.
180 Linden Avenue
Westbury, NY 11590

        RE: **Vasomedical, Inc.**
                   Item 4.01 Form 8-K
                   Filed March 19, 2009
                   File No. 0-18105

Dear Mr. Singh:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                      Sincerely,

                      Kevin L. Vaughn
                      Accounting Branch Chief